

July 24, 2013

<u>Via Email</u>
Dale Van Voorhis
Chief Executive Officer
1300 Oak Grove Road
Pine Mountain, GA 31822

      Re: **Parks! America, Inc.**
               Form 10-K for the Year Ended September 30, 2012
               Filed December 28, 2012
               File No. 000-51254
               Form 10-Q for the Quarterly Period Ended December 30, 2012
               Filed February 6, 2013
               Filed No. 000-51254

Dear Mr. Van Voorhis:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ David R. Humphrey

                        David R. Humphrey
                        Accounting Branch Chief